Q: What is an "UPREIT"?

A: UPREIT stands for Umbrella Partnership Real Estate Investment Trust. We use the UPREIT structure because a contribution of property directly to us is generally a taxable transaction to the contributing property owner. In this structure, a contributor of a property who desires to defer taxable gain on the transfer of his or her property may transfer the property to the partnership in exchange for limited partnership units and defer taxation of gain until the contributor later exchanges his or her limited partnership units, normally on a one-for-one basis, for shares of common stock of the REIT. We believe that using an UPREIT structure gives us an opportunity to acquire desired properties from persons who may not otherwise sell their properties because of unfavorable tax results.

Q: What will you do with the money raised in this offering?

A: We intend to use the net proceeds from this offering to acquire a diversified portfolio of real estate properties, focusing primarily on medical office buildings, hospitals, skilled nursing facilities, senior housing and other healthcare-related facilities. We may also originate and acquire secured loans and other real estate-related investments on an infrequent and opportunistic basis. We generally will seek investments that produce current income. The diversification of our portfolio will depend upon the amount of proceeds we receive in this offering. We estimate that 91.9% of the gross offering proceeds will be used to purchase real estate and real estate-related investments, pay down debt or to fund distributions if our cash flows from operations are insufficient, and the remaining 8.1% will be used to pay the costs of this offering, including selling commissions and the dealer manager fee, and to pay fees to our advisor for its services in connection with the selection and acquisition of properties. In addition, we will pay fees from our cash flows from operations, including the stockholder servicing fee, as described in the "Compensation Table" section of this prospectus. If our cash flows from operations are not sufficient to pay the stockholder servicing fee, we will pay the stockholder servicing fee through borrowings in anticipation of future cash flows. Until we invest all the proceeds of this offering in our targeted investments, we may invest in short-term, highly liquid or other authorized investments. Such short-term investments will not earn significant returns, and we cannot guarantee how long it will take to fully invest all the net proceeds from this offering in targeted investments. Because we have not acquired or identified any investment opportunities, this offering is considered a "blind pool."

Q: What kind of offering is this?

A: Through Griffin Capital Securities, LLC, which we refer to as Griffin Securities or our dealer manager, we are offering a maximum of $3,000,000,000 in shares of our common stock in our primary offering, all of which are Class T shares, at a price of $10.00 per share. These shares are being offered on a "best efforts" basis. We are also offering $150,000,000 in shares of our common stock pursuant to the DRIP to those stockholders who elect to participate in such plan, as described in this prospectus, at a price of 95.0% of the primary offering price per share, or $9.50 assuming a $10.00 per share primary offering price. We reserve the right to reallocate the shares of common stock we are offering between our primary offering and the DRIP, and among classes of stock if we elect to offer additional classes in the future.

Q: How does a "best efforts" offering work?

A: When securities are offered to the public on a "best efforts" basis, the broker-dealers participating in the offering are only required to use their best efforts to sell the securities and have no firm commitment or obligation to purchase any of the securities. Because this is a "best efforts" offering, we cannot guarantee that any specific number of shares of our common stock will be sold. We intend to admit stockholders periodically as subscriptions for shares of our common stock are received, but not less frequently than monthly.

Q: How long will this offering last?

A: We may sell shares of our common stock in this offering until the earlier of the date on which the maximum offering amount has been sold or ________________, 2018; provided however, that our board of directors may extend this offering for an additional year or as otherwise permitted under applicable law, or we may extend this offering with respect to shares of our common stock offered pursuant to the DRIP. We also reserve the right to terminate this offering at any time.

Q: Who can buy shares of Griffin-American Healthcare REIT IV common stock?

	Minimum Offering(1)			Maximum Offering(1)		
		Amount	Percent		Amount	Percent
Gross Offering Proceeds	$	2,000,000	100%	$	3,000,000,000	100%
Less Public Offering Expenses:						
Selling Commissions(2)		60,000	3.0		90,000,000	3.0
Dealer Manager Fee(2)		60,000	3.0		90,000,000	3.0
Advisor Funding of Dealer Manager Fee(2)		(40,000)	(2.0)		(60,000,000)	(2.0)
Other Organizational and Offering Expenses(3)		20,000	1.0		30,000,000	1.0
Advisor Funding of Other Organizational and Offering Expenses(3)		(20,000)	(1.0)		(30,000,000)	(1.0)
Amount Available for Investment	$	1,920,000	96.0%	$	2,880,000,000	96.0%
Less Acquisition Costs:						
Acquisition Fees(4)	$	83,000	4.1%	$	124,019,000	4.1%
Initial Working Capital Reserve		—	—		—	—
Amount Invested in Assets	$	1,837,000	91.9%	$	2,755,981,000	91.9%

(1) We reserve the right to reallocate the shares of common stock we are offering between the primary offering and the DRIP, and among classes of stock if we elect to offer additional classes in the future.

(2) We will pay our dealer manager selling commissions in an amount up to 3.0% of the gross offering proceeds from the primary offering. Our dealer manager also will receive a dealer manager fee in an amount equal to 3.0% of the gross offering proceeds from the primary offering, of which 2.0% of the gross offering proceeds will be funded by our advisor and the remaining 1.0% of the gross offering proceeds will be funded by us. We will also pay our dealer manager a quarterly stockholder servicing fee that will accrue daily in the amount of 1/365th of 1.0% of the purchase price per share of shares sold in our primary offering. We have excluded the stockholder servicing fee from this table, as we will pay the stockholder servicing fee from our cash flows from operations or, if our cash flows from operations are not sufficient to pay the stockholder servicing fee, from borrowings in anticipation of future cash flows. We have assumed for purposes of this table that the 3.0% selling commissions and 3.0% dealer manager fee will be paid at the time shares are sold. If the maximum selling commissions, dealer manager fees and stockholder servicing fees are paid, the total of such underwriting compensation will be 10.0% of the gross offering proceeds in the primary offering

(3) Our advisor will fund all of our other organizational and offering expenses, which we anticipate will not exceed an amount equal to 1.0% of the gross offering proceeds from the sale of all shares. However, our advisor intends to recoup such expenses through the receipt of the Contingent Advisor Payment, as described in note (4) below.

(4) For each property we acquire, we will pay our advisor or one of its affiliates acquisition fees of up to 4.50% of the contract purchase price, including any contingent or earn-out payments that may be paid, and for each real estate-related investment we originate or acquire, we will pay our advisor or one of its affiliates acquisition fees of up to 4.25% of the origination or acquisition price, including any contingent or earn-out payments that may be paid. These acquisition fees consist of a 2.25% or 2.00% base acquisition fee for real estate and real estate-related investments, respectively, and an additional 2.25% contingent advisor payment, or the Contingent Advisor Payment. The Contingent Advisor Payment allows our advisor to recoup the portion of the dealer manager fee and other organizational and offering expenses funded by our advisor. Therefore, the amount of the Contingent Advisor Payment paid upon the closing of an acquisition shall not exceed the then outstanding amounts paid by our advisor for dealer manager fees and other organizational and offering expenses at the time of such closing. For these purposes, the amounts paid by our advisor and considered as "outstanding" will be reduced by the amount of the Contingent Advisor Payment previously paid.

Notwithstanding the foregoing, the initial $7.5 million of amounts paid by our advisor to fund the dealer manager fee and other organizational and offering expenses, or the Contingent Advisor Payment Holdback, will be retained by us until the later of the termination of our last public offering, or the third anniversary of the commencement date of this offering, at which time such amount shall be paid to our advisor or its affiliates. In connection with any subsequent public offering of shares of our common stock, the Contingent Advisor Payment Holdback may increase, based upon the maximum offering amount in such subsequent public offering and the amount sold in prior offerings.

For purposes of this table, the 4.50% acquisition fees are applied against the amount invested in assets shown in the table. However, the percentages that appear in this table are stated as a percentage of the gross offering proceeds shown in the

table. As a result, the acquisition fees stated in the table represent approximately 4.1% of the gross offering proceeds shown in the table.

Acquisition fees may be paid in connection with the purchase, development or construction of real properties, or the making of or investing in loans or other real estate-related investments. Acquisition fees do not include acquisition expenses, which may be paid from offering proceeds. For purposes of this table, we have assumed that (a) no real estate-related investments are originated or acquired and (b) no debt is incurred in respect of any property acquisitions. However, as disclosed throughout this prospectus, we expect to use leverage, which results in higher fees paid to our advisor and its affiliates. Assuming, in addition to our other assumptions, a maximum leverage of 50.0% of our assets, the maximum acquisition fees (including the Contingent Advisor Payment) would be approximately $214,768,000. Furthermore, under our charter, we have a limitation on borrowing that precludes us from borrowing in excess of 300% of our net assets without the approval of a majority of our independent directors. Generally speaking, the preceding calculation is expected to approximate 75.0% of the aggregate cost of our real estate and real estate-related investments before depreciation, amortization, bad debt and other similar non-cash reserves. Assuming, in addition to our other assumptions, a maximum leverage of 75.0% of the aggregate cost of our real estate and real estate-related investments before depreciation, amortization, bad debt and other similar non-cash reserves, the maximum acquisition fees (including the Contingent Advisor Payment) would be approximately $341,516,000. These assumptions may change due to different factors including changes in the allocation of shares of our common stock between the primary offering and the DRIP, the extent to which proceeds from the DRIP are used to repurchase shares of our common stock pursuant to our share repurchase plan and the extent to which we make real estate-related investments. To the extent that we issue new shares of our common stock outside of this offering or interests in our operating partnership in order to acquire real properties, then the acquisition fees and amounts invested in real properties will exceed the amount stated above.

Our Advisor

We will be advised by Griffin-American Advisor. Our advisor is a subsidiary of and jointly owned by our co-sponsors, American Healthcare Investors and Griffin Capital. Our advisor, which was formed in Delaware on January 23, 2015, will be responsible for supervising and managing our day-to-day operations.

Our advisor will use its best efforts, subject to the oversight and review of our board of directors, to, among other things, research, identify, review and make investments in and dispositions of properties and securities on our behalf consistent with our investment policies and objectives. Our advisor will perform its duties and responsibilities under an advisory agreement, or the advisory agreement, as our fiduciary. All of our officers are managing directors or employees of American Healthcare Investors or its affiliates.

Our Co-Sponsors

American Healthcare Investors

American Healthcare Investors, the managing member and 75.0% owner of our advisor, is an investment management firm formed in October 2014 that specializes in the acquisition and management of healthcare-related real estate. American Healthcare Investors is 47.1% owned by AHI Group Holdings, LLC (formerly known as American Healthcare Investors LLC), or AHI Group Holdings, an investment management firm formed in August 2011 that has specialized in the acquisition and management of healthcare-related real estate and founded by Jeffrey T. Hanson, our Chief Executive Officer and Chairman of our Board of Directors; Danny Prosky, our President, Chief Operating Officer and Interim Chief Financial Officer; and Mathieu B. Streiff, our Executive Vice President and General Counsel. Nationally recognized real estate executives, Messrs. Hanson, Prosky and Streiff have directly overseen in excess of $23.0 billion in combined acquisition and disposition transactions, more than $13.0 billion of which has been healthcare-related. NorthStar Asset Management Group Inc. (NYSE: NSAM), or NSAM, indirectly owns approximately 45.1% of American Healthcare Investors and Mr. James F. Flaherty III, one of NSAM's partners and the former Chairman and Chief Executive Officer of HCP, Inc., a publicly-traded healthcare REIT, owns approximately 7.8% of American Healthcare Investors. NSAM and its affiliates serve as the advisor and/or sponsor to other investment vehicles that invest in healthcare real estate and healthcare real estate-related assets, as well as other assets.

American Healthcare Investors manages a 29 million-square-foot portfolio of healthcare real estate valued at approximately $8.0 billion, based on aggregate purchase price, on behalf of multiple investment programs that include thousands of individual and institutional investors. As of January 1, 2016, this international portfolio includes approximately 581 buildings comprised of medical office buildings, hospitals, senior housing, skilled nursing facilities and integrated senior care campuses located throughout the United States and the United Kingdom.

Compensation to Our Advisor, Our Dealer Manager and Their Affiliates

We will pay to our advisor, our dealer manager and their affiliates substantial compensation and reimbursement for services relating to this offering and the investment and management of our assets. The most significant items of compensation we expect to pay to our advisor, our dealer manager and their affiliates are included in the table below. The estimated dollar amounts provided in the table below reflect estimates only for the portion of each item of compensation to be paid by us, and do not reflect estimates for the portion of such compensation that may be paid by any other party. The selling commissions and dealer manager fee may vary for different categories of purchasers, as described in the "Plan of Distribution" section of this prospectus. The estimated dollar amounts for the minimum offering in the table below assume the sale of $2,000,000 in Class T shares, and the estimated dollar amounts for the maximum offering in the table below assume the sale of $3,000,000,000 in Class T shares. The table below also assumes that such shares will be sold through distribution channels associated with the highest possible selling commissions and dealer manager fee and that no shares of our common stock are sold pursuant to the DRIP.

Type of Compensation (Recipient)	Description and Method of Computation	Estimated Dollar Amount for Minimum Offering	Estimated Dollar Amount for Maximum Offering
Offering Stage			
Selling Commissions (our dealer manager)	Generally, up to 3.0% of gross offering proceeds from the sale of shares of our common stock sold pursuant to our primary offering (all or a portion of which may be reallowed by our dealer manager to participating broker-dealers). No selling commissions are payable on shares of our common stock sold pursuant to the DRIP.	$60,000	$90,000,000
Dealer Manager Fee (our dealer manager)	Generally, up to 3.0% of gross offering proceeds from the sale of shares of our common stock sold pursuant to the primary offering (all or a portion of which may be reallowed by our dealer manager to participating broker-dealers). No dealer manager fee is payable on shares of our common stock sold pursuant to the DRIP.	$20,000	$30,000,000
Other Organizational and Offering Expenses	Our advisor will fund all of our other organizational and offering expenses; however, our advisor intends to recoup such expenses through the Contingent Advisor Payment as part of our acquisition fees, as described below. Based on the experience of our co-sponsors and their affiliates, we anticipate that the other organizational and offering expenses will not exceed 1.0% of the gross offering proceeds for shares of our common stock sold pursuant to our primary offering. No other organizational and offering expenses will be paid with respect to shares of our common stock sold pursuant to the DRIP.	$—	$—
Acquisition and Development Stage			
Stockholder Servicing Fee (our dealer manager)	A quarterly fee that will accrue daily in an amount equal to 1/365th of 1.0% of the purchase price per share (or, once reported, the amount of our estimated NAV per share) of shares sold in our primary offering up to a maximum of 4.0% in the aggregate. We will cease paying the stockholder servicing fee with respect to the shares sold in this offering at the earliest of (i) the date at which the aggregate underwriting compensation from all sources equals 10.0% of the gross proceeds from the sale of shares	$80,000	$120,000,000

Type of Compensation (Recipient)	Description and Method of Computation	Estimated Dollar Amount for Minimum Offering	Estimated Dollar Amount for Maximum Offering
	in our primary offering (*i.e.*, excluding proceeds from sales pursuant to the DRIP); (ii) the fourth anniversary of the last day of the fiscal quarter in which our initial public offering (excluding the DRIP offering) terminates; (iii) the date that such share is redeemed or is no longer outstanding; and (iv) the occurrence of a merger, listing on a national securities exchange, or an extraordinary transaction. We cannot predict if or when this will occur. Our dealer manager may, in its discretion, reallow to participating broker-dealers all or a portion of the stockholder servicing fee for services that such participating broker-dealers perform in connection with the shares of our common stock.		
Acquisition Fee (our advisor or its affiliates)	Up to 4.50% of the contract purchase price, including any contingent or earn-out payments that may be paid, of each property we acquire or, with respect to any real estate-related investment we originate or acquire, up to 4.25% of the origination or acquisition price, including any contingent or earn-out payments that may be paid. The 4.50% or 4.25% acquisition fees consist of a 2.25% or 2.00% base acquisition fee for real estate and real estate-related acquisitions, respectively, and an additional 2.25% Contingent Advisor Payment. The Contingent Advisor Payment allows our advisor to recoup the portion of the dealer manager fee and other organizational and offering expenses funded by our advisor. Therefore, the amount of the Contingent Advisor Payment paid upon the closing of an acquisition shall not exceed the then outstanding amounts paid by our advisor for dealer manager fees and other organizational and offering expenses at the time of such closing. For these purposes, the amounts paid by our advisor and considered as "outstanding" will be reduced by the amount of the Contingent Advisor Payment previously paid. Notwithstanding the foregoing, the Contingent Advisor Payment Holdback of the initial $7.5 million of amounts paid by our advisor to fund the dealer manager fee and other organizational and offering expenses shall be retained by us until the later of the termination of our last public offering, or the third anniversary of the commencement date of this offering, at which time such amount shall be paid to our advisor or its affiliates. In connection with any subsequent public offering of shares of our common stock, the Contingent Advisor Payment Holdback may increase, based upon the maximum offering amount in such subsequent public offering and the amount sold in prior offerings. Our advisor or its affiliates will be entitled to receive these acquisition fees for properties and real estate-related investments acquired with	$83,000	$124,019,000 assuming no debt or $214,768,000 assuming leverage of 50.0% of the contract purchase price or $341,516,000 assuming leverage of 75.0% of the contract purchase price.

Type of Compensation (Recipient)	Description and Method of Computation	Estimated Dollar Amount for Minimum Offering	Estimated Dollar Amount for Maximum Offering
	funds raised in this offering, including acquisitions completed after the termination of the advisory agreement (including imputed leverage of 50.0% on funds raised in this offering) or funded with net proceeds from the sale of a property or real estate-related investment, subject to certain conditions. Our advisor may waive or defer all or a portion of the acquisition fee at any time and from time to time, in our advisor's sole discretion.		
Development Fee (our advisor or its affiliates)	In the event our advisor or its affiliates provide development-related services, we may pay the respective party a development fee in an amount that is usual and customary for comparable services rendered for similar projects in the geographic market where the services are provided; however, we will not pay a development fee to our advisor or its affiliates if our advisor elects to receive an acquisition fee based on the cost of such development.	Amount is not determinable.	Amount is not determinable.
Reimbursement of Acquisition Expenses (our advisor or its affiliates)	All expenses actually incurred related to selecting, evaluating and acquiring assets, which will be reimbursed regardless of whether an asset is acquired.	Actual amount depends upon the actual expenses incurred, and, therefore, cannot be determined at this time.	Actual amount depends upon the actual expenses incurred, and, therefore, cannot be determined at this time.
Operational Stage			
Asset Management Fee (our advisor or its affiliates)	A monthly asset management fee equal to one-twelfth of 0.80% of the average invested assets. For such purposes, "average invested assets" means the average of the aggregate book value of our assets invested, directly or indirectly, in real estate properties and real estate-related investments, including equity interests in and loan receivables secured by real estate properties and real estate-related investments, before deducting depreciation, amortization, bad debt and other similar non-cash reserves, computed by taking the average of such values at the end of each month during the period of calculation. Subject to certain limitations, the asset management fee will be paid in cash or shares of our common stock at the election of our advisor.	Actual amount depends upon the average invested assets, and, therefore, cannot be determined at this time.	Actual amount depends upon the average invested assets, and, therefore, cannot be determined at this time.

the payment and there is a liquidation or sale of all or substantially all of the assets of the operating partnership, then our advisor will be entitled to receive a distribution in redemption of its limited partnership units in an amount equal to 15.0% of the net proceeds from the sale of the included assets, after subtracting distributions to our stockholders and the limited partners who received partnership units in connection with the acquisition of the included assets of (1) their initial invested capital (less amounts paid to repurchase shares of our common stock pursuant to our share repurchase plan) through the date of the liquidity event plus (2) an amount equal to an annual 6.0% cumulative, non-compounded return on such gross proceeds from the sale of shares of our common stock measured for the period from inception through the liquidity event date.

If our advisor receives the subordinated distribution in redemption of its limited partnership units upon a listing, it would no longer be entitled to receive subordinated distributions of net sales proceeds or the subordinated distribution in redemption of limited partnership units upon a termination of the advisory agreement. If our advisor receives the subordinated distribution in redemption of limited partnership units upon termination of the advisory agreement, it would no longer be entitled to receive subordinated distributions of net sales proceeds or the subordinated distribution in redemption of limited partnership units upon listing. In no event will the amount paid under the non-interest bearing promissory note, if any, exceed the amount considered presumptively reasonable by the Statement of Policy Regarding Real Estate Investment Trusts adopted by the North American Securities Administrators Association, or the NASAA Guidelines.

Our advisor will fund a portion of the dealer manager fee. Of the 3.0% of gross offering proceeds payable pursuant to the dealer manager fee, 2.0% of the gross offering proceeds will be funded by our advisor and the remaining 1.0% of the gross offering proceeds will be funded by us. Therefore, assuming the minimum offering or maximum offering amount of shares are sold, we anticipate the estimated aggregate dollar amount to be paid pursuant to the dealer manager fee will be $60,000 and $90,000,000, respectively.

In addition, our advisor will fund all of our other organizational and offering expenses; however, our advisor intends to recoup such expenses through the Contingent Advisor Payment as part of our acquisition fees. Based on the experience of our co-sponsors and their affiliates, we anticipate that the other organizational and offering expenses will not exceed 1.0% of the gross offering proceeds for shares of our common stock sold pursuant to our primary offering. Therefore, assuming the minimum offering or maximum offering amount of shares are sold, we anticipate the estimated dollar amount of other organizational and offering expenses to be paid will be $20,000 and $30,000,000, respectively. All organizational and offering expenses, including selling commissions, dealer manager fees and stockholder servicing fees, will be capped at 15.0% of the gross proceeds of this offering. There are many additional conditions and restrictions on the amount of compensation our advisor and its affiliates may receive.

The Contingent Advisor Payment, as described above, would allow our advisor to recoup the portion of the dealer manager fee and other organizational and offering expenses it funds. We will be obligated to pay the Contingent Advisor Payment until all such expenses have been recouped by our advisor. The inclusion of the Contingent Advisor Payment in our acquisition fees will cause the aggregate acquisition fees we pay to exceed the prevailing market average for such fees in the non-traded REIT industry until such time as we are no longer obligated to pay our advisor the Contingent Advisor Payment. However, we believe that the aggregate of all fees and expenses we will pay to our advisor and its affiliates are near the prevailing market average for such aggregate fees and expenses. For a more detailed explanation of the fees and expenses payable to our advisor and its affiliates, see the "Compensation Table" section of this prospectus.

Prior Investment Programs

The "Prior Performance Summary" section of this prospectus contains a discussion of the programs sponsored or co-sponsored by our co-sponsors, American Healthcare Investors and Griffin Capital, through December 31, 2014. There have been two other investment programs previously co-sponsored by American Healthcare Investors and its affiliates, GA Healthcare REIT II and GA Healthcare REIT III, whereas Griffin Capital has sponsored a number of other investment programs. Certain financial data relating to the programs sponsored or co-sponsored by our co-sponsors is also provided in the "Prior Performance Tables" in Exhibit A to this prospectus. The prior performance of our co-sponsors' previous real estate programs may not be indicative of our performance and, thus, you should not assume that you will experience financial performance and returns comparable to those experienced by investors in these prior programs. You may experience a small return or no return on, or may lose some or all of, your investment in the shares of our common stock. See "Risk Factors — Investment Risks — We have no operating history. Therefore, you may not be able to adequately evaluate our ability to achieve our investment objectives, and the prior performance of other programs sponsored or co-sponsored by American Healthcare Investors and Griffin Capital may not be an accurate predictor of our future results."

	Minimum Offering(1)		Maximum Offering(1)	
	Amount	Percent of Offering	Amount	Percent of Offering
Gross Offering Proceeds	$ 2,000,000	100%	$3,000,000,000	100%
Less Public Offering Expenses:				
Selling Commissions(2)	60,000	3.0	90,000,000	3.0
Dealer Manager Fee(2)	60,000	3.0	90,000,000	3.0
Advisor Funding of Dealer Manager Fees(2)	(40,000)	(2.0)	(60,000,000)	(2.0)
Other Organizational and Offering Expenses(3)	20,000	1.0	30,000,000	1.0
Advisor Funding of Other Organizational & Offering Expenses(3)	(20,000)	(1.0)	(30,000,000)	(1.0)
Amount Available for Investment(4)	$ 1,920,000	96.0%	$2,880,000,000	96.0%
Less Acquisition Costs:				
Acquisition Fees(5)	$ 83,000	4.1%	$ 124,019,000	4.1%
Initial Working Capital Reserve(6)	—	—	—	—
Amount Invested in Assets(7)	$ 1,837,000	91.9%	$2,755,981,000	91.9%

(1) We reserve the right to reallocate the shares of common stock we are offering between the primary offering and the DRIP, and among classes of stock if we elect to offer additional classes in the future.

(2) We will pay our dealer manager selling commissions in an amount up to 3.0% of the gross offering proceeds from the primary offering. Our dealer manager also will receive a dealer manager fee in an amount equal to 3.0% of the gross offering proceeds from the primary offering, of which 2.0% of the gross offering proceeds will be funded by our advisor and the remaining 1.0% of the gross offering proceeds will be funded by us. We will also pay our dealer manager a quarterly stockholder servicing fee that will accrue daily in the amount of 1/365th of 1.0% of the purchase price per share of shares sold in our primary offering. We have excluded the stockholder servicing fee from this table, as we will pay the stockholder servicing fee from our cash flows from operations or, if our cash flows from operations are not sufficient to pay the stockholder servicing fee, from borrowings in anticipation of future cash flows. We have assumed for purposes of this table that the 3.0% selling commissions and 3.0% dealer manager fee will be paid at the time shares are sold. If the maximum selling commissions, dealer manager fees and stockholder servicing fees are paid, the total of such underwriting compensation will be 10.0% of the gross offering proceeds in the primary offering.

(3) Our advisor will fund all of our other organizational and offering expenses, which we anticipate will not exceed an amount equal to 1.0% of the gross offering proceeds from the sale of all shares. However, our advisor intends to recoup such expenses through the receipt of the Contingent Advisor Payment, as described in note (5) below.

(4) Until required in connection with the acquisition of real estate or real estate-related investments, the net proceeds of this offering may be invested in short-term, highly-liquid investments including government obligations, bank certificates of deposit, short-term debt obligations and interest-bearing accounts or other authorized investments as determined by our board of directors.

(5) For each property we acquire, we will pay our advisor or one of its affiliates acquisition fees of up to 4.50% of the contract purchase price, including any contingent or earn-out payments that may be paid, and for each real estate-related investment we originate or acquire, we will pay our advisor or one of its affiliates acquisition fees of up to 4.25% of the origination or acquisition price, including any contingent or earn-out payments that may be paid. These acquisition fees consist of a 2.25% or 2.00% base acquisition fee for real estate and real estate-related investments, respectively, and an additional 2.25% Contingent Advisor Payment. The Contingent Advisor Payment allows our advisor to recoup the portion of the dealer manager fee and other organizational and offering expenses funded by our advisor. Therefore, the amount of the Contingent Advisor Payment paid upon the closing of an acquisition shall not exceed the then outstanding amounts paid by our advisor for dealer manager fees and other organizational and offering expenses at the time of such closing. For these purposes, the amounts paid by our advisor and considered as "outstanding" will be reduced by the amount of the Contingent Advisor Payment previously paid.

Notwithstanding the foregoing, the Contingent Advisor Payment Holdback of the initial $7.5 million of amounts paid by our advisor to fund the dealer manager fee and other organizational and offering expenses will be retained by us until the later of the termination of our last public offering, or the third anniversary of the commencement date of this

offering, at which time such amount shall be paid to our advisor or its affiliates. In connection with any subsequent public offering of shares of our common stock, the Contingent Advisor Payment Holdback may increase, based upon the maximum offering amount in such subsequent public offering and the amount sold in prior offerings.

For purposes of this table, the 4.50% acquisition fees are applied against the amount invested in assets shown in the table. However, the percentages that appear in this table are stated as a percentage of the gross offering proceeds shown in the table. As a result, the acquisition fees stated in the table represent approximately 4.1% of the gross offering proceeds shown in the table.

Acquisition fees may be paid in connection with the purchase, development or construction of real properties, or the making of or investing in loans or other real estate-related investments. Acquisition fees do not include acquisition expenses, which may be paid from offering proceeds. For purposes of this table, we have assumed that (a) no real estate-related investments are originated or acquired and (b) no debt is incurred in respect of any property acquisitions. However, as disclosed throughout this prospectus, we expect to use leverage, which results in higher fees paid to our advisor and its affiliates. Assuming, in addition to our other assumptions, a maximum leverage of 50.0% of our assets, the maximum acquisition fees (including the Contingent Advisor Payment) would be approximately $214,768,000. Furthermore, under our charter, we have a limitation on borrowing that precludes us from borrowing in excess of 300% of our net assets without the approval of a majority of our independent directors. Generally speaking, the preceding calculation is expected to approximate 75.0% of the aggregate cost of our real estate and real estate-related investments before depreciation, amortization, bad debt and other similar non-cash reserves. Assuming, in addition to our other assumptions, a maximum leverage of 75.0% of the aggregate cost of our real estate and real estate-related investments before depreciation, amortization, bad debt and other similar non-cash reserves, the maximum acquisition fees (including the Contingent Advisor Payment) would be approximately $341,516,000. These assumptions may change due to different factors including changes in the allocation of shares of our common stock between the primary offering and the DRIP, the extent to which proceeds from the DRIP are used to repurchase shares of our common stock pursuant to our share repurchase plan and the extent to which we make real estate-related investments. To the extent that we issue new shares of our common stock outside of this offering or interests in our operating partnership in order to acquire real properties, then the acquisition fees and amounts invested in real properties will exceed the amount stated above.

(6) Although we do not anticipate establishing a general working capital reserve out of the proceeds from this offering, we may establish capital reserves with respect to particular investments.

(7) Includes amounts anticipated to be invested in assets, amounts used to fund distributions if our cash flows from operations are insufficient and all expenses actually incurred in connection with selecting, evaluating and acquiring such assets, which will be reimbursed regardless of whether an asset is acquired. We have not established any limit on the amount of offering proceeds that may be used to fund distributions other than those limits imposed by our organizational documents and Maryland law. We will also pay a quarterly stockholder servicing fee that will accrue daily in the amount of $1/365^{th}$ of 1.0% of the purchase price per share (or, once reported, the amount of our estimated NAV per share) of shares in our primary offering. We have excluded the stockholder servicing fee from this table.

the investment committee, nor are members of our investment committee reimbursed by us for their expenses associated with the investment committee.

The Advisory Agreement

The advisory agreement with our advisor has a one-year term. The advisory agreement may be renewed for an unlimited number of successive one-year periods. Our independent directors will evaluate the performance of our advisor before renewing the advisory agreement. The advisory agreement may be terminated without cause or penalty by us (upon approval of a majority of our independent directors) or our advisor, subject to a 60-day transition period with respect to certain provisions of the advisory agreement. Our advisor will delegate all advisory services and compensation therefor to our advisor.

If our board of directors were to select a successor advisor, the board of directors must determine that the successor advisor possesses sufficient qualifications to perform the advisory services. Our board of directors would also be required to determine the compensation that we will pay to any successor advisor is reasonable in relation to the nature and quality of the services to be performed for us and is within the limits prescribed in our charter.

Our advisor and its affiliates expect to continue to engage in other business ventures and, as a result, their resources will not be dedicated exclusively to our business. However, pursuant to the advisory agreement, our advisor's key personnel must devote sufficient resources to management of our operations to permit our advisor to discharge its obligations. Our advisor may assign the advisory agreement to an affiliate upon approval of our board of directors, including a majority of our independent directors. We may assign or transfer the advisory agreement to a successor entity, in which case the successor entity shall be bound by the terms of the advisory agreement.

Subject to the investment objectives and limitations set forth in our charter and the investment policies approved by our board of directors, our advisor may not make any real property acquisitions, developments or dispositions, including real property portfolio acquisitions, developments and dispositions, without the prior approval of the majority of our board of directors. The actual terms and conditions of transactions involving investments in real estate shall be determined by our advisor, subject to the oversight of our board of directors.

Our advisor will fund all of our other organizational and offering expenses; however, our advisor intends to recoup such expenses through the Contingent Advisor Payment as part of our acquisition fees. Based on the experience of our co-sponsors and their affiliates, we anticipate that the other organizational and offering expenses will not exceed 1.0% of the gross offering proceeds for shares of our common stock sold pursuant to our primary offering. Other organizational and offering expenses consist of, among other items, the cumulative cost of actual legal, accounting, printing and other accountable offering expenses, including, but not limited to, amounts for direct expenses of our advisor's employees and employees of its affiliates (other than our dealer manager and its employees and dual-employees) while engaged in registering and marketing shares of our common stock to be sold in this offering. Activities of our advisor include, but are not limited to, development of sales literature and presentations, participating in due diligence and coordinating generally the marketing process for this offering. With the exception of these other organizational and offering expenses, we will reimburse our advisor for all of the costs it incurs in connection with the services provided to us under the advisory agreement, including, but not limited to:

- the actual cost of goods and services used by us and obtained from entities not affiliated with our advisor, including brokerage fees paid in connection with the purchase and sale of our properties and other investments;
- administrative services expenses, including without limitation personnel costs; provided however, that no reimbursement shall be made for personnel costs to the extent that such personnel perform services in transactions including asset management services, for which our advisor receives a separate fee; and
- acquisition fees and expenses, including any development fees and construction management fees paid to our advisor or affiliates of our advisor, and real estate commissions paid to third parties, which will be reasonable and will not exceed, in the aggregate, 6.0% of the contract purchase price of the property or real estate-related investment, or in the case of a loan, 6.0% of the funds advanced unless fees in excess of such limits are approved by a majority of our disinterested directors and a majority of our independent disinterested directors and the transaction is determined to be commercially competitive, fair and reasonable to us; acquisition expenses are defined to include actual expenses related to the selection and acquisition of properties and real estate-related investments, whether or not acquired.

Although there is no specific limit as to the amount of the administrative services that our advisor or its affiliates may provide to us, such as accounting and finance, internal audit, investor relations and legal services, we reimburse our advisor and its affiliates for these services at cost and they may not be reimbursed for services for which they otherwise receive a fee under the advisory agreement. In addition, the cost of these administrative services will be included in our operating expenses and therefore is subject to the reimbursement limitations described below. We will not reimburse our advisor at the end of any fiscal

assets, unless any excess in such borrowing is approved by a majority of our independent directors and is disclosed in our next quarterly report along with justification for such excess. Net assets for purposes of this calculation are defined as our total assets, other than intangibles, valued at cost before deducting depreciation, amortization, bad debt and other similar non-cash reserves, less total liabilities. Generally, the preceding calculation is expected to approximate 75.0% of the aggregate cost of our real estate and real estate-related investments before depreciation, amortization, bad debt and other similar non-cash reserves. However, we may temporarily borrow in excess of these amounts if such excess is approved by a majority of our independent directors and disclosed to stockholders in our next quarterly report, along with justification for such excess. In such event, we will review our debt levels at that time and take action to reduce any such excess as soon as practicable. We are likely to exceed these leverage limitations during the period prior to the investment of all of the net proceeds from this offering and any subsequent offering of our common stock. We may also incur indebtedness to finance improvements to properties and, if necessary, for working capital needs or to meet the distribution requirements applicable to REITs under the federal income tax laws. In addition, if our cash flows from operations are not sufficient to pay the stockholder servicing fee, we will pay the stockholder servicing fee through borrowings in anticipation of future cash flows.

By operating on a leveraged basis, we will have more funds available for our investments. This generally will enable us to make more investments than would otherwise be possible, potentially resulting in enhanced investment returns and a more diversified portfolio. However, our use of leverage will increase the risk of default on loan payments and the resulting foreclosure of a particular asset. In addition, lenders may have recourse to assets other than those specifically securing the repayment of the indebtedness.

Our advisor will use its best efforts to obtain financing on the most favorable terms available to us and will refinance assets during the term of a loan only in limited circumstances, such as when a decline in interest rates makes it beneficial to prepay an existing loan, when an existing loan matures or if an attractive investment becomes available and the proceeds from the refinancing can be used to purchase such investment. The benefits of the refinancing may include increased cash flows resulting from reduced debt service requirements, an increase in distributions from proceeds of the refinancing, and an increase in diversification and assets owned if all or a portion of the refinancing proceeds are reinvested.

Our charter restricts us from borrowing money from one of our co-sponsors, our advisor, any of our directors or any of their respective affiliates unless such loan is approved by a majority of our directors, including a majority of our independent directors, not otherwise interested in the transaction as being fair, competitive and commercially reasonable and no less favorable to us than comparable loans between unaffiliated parties.

When incurring secured debt, we may incur recourse indebtedness, which means that the lenders' rights upon our default generally will not be limited to foreclosure on the property that secured the obligation. If we incur mortgage indebtedness, we will endeavor to obtain level payment financing, meaning that the amount of debt service payable would be substantially the same each year, although some mortgages are likely to provide for one large payment and we may incur floating or adjustable rate financing when our board of directors determines it to be in our best interest.

Our board of directors controls our strategies with respect to borrowing and may change such strategies at any time without stockholder approval, subject to the maximum borrowing limit of 300% of our net assets described above.

Sale or Disposition of Assets

Our advisor and our board of directors will determine whether a particular property should be sold or otherwise disposed of after consideration of the relevant factors, including performance or projected performance of the property and market conditions, with a view toward achieving our principal investment objectives.

We intend to hold each property or real estate-related investment we acquire for an extended period. However, circumstances might arise which could result in a shortened holding period for certain investments. In general, the holding period for real estate-related investments other than real property is expected to be shorter than the holding period for real property assets. A property or real estate-related investment may be sold before the end of the expected holding period if:

- diversification benefits exist associated with disposing of the investment and rebalancing our investment portfolio;
- an opportunity arises to pursue a more attractive investment;
- in the judgment of our advisor, the value of the investment might decline;
- with respect to properties, a major tenant involuntarily liquidates or is in default under its lease;
- the investment was acquired as part of a portfolio acquisition and does not meet our general acquisition criteria;
- an opportunity exists to enhance overall investment returns by raising capital through sale of the investment; or

COMPENSATION TABLE

The following table summarizes and discloses all of the compensation, fees and expense reimbursements we pay and will pay to our advisor, our dealer manager and their affiliates during various stages in the life of our company and other payments that are subordinated to achieving the returns listed in this table. The table below assumes (i) $2,000,000 in shares will be sold in the minimum primary offering and $3,000,000,000 in shares will be sold in the maximum primary offering; (ii) that such shares of our common stock are sold through distribution channels associated with the highest possible selling commissions and dealer manager fees; and (iii) that no shares of our common stock are sold pursuant to the DRIP. The estimated dollar amounts provided in the table below reflect estimates only for the portion of each item of compensation to be paid by us, and do not reflect estimates for the portion of such compensation that may be paid by any other party.

Type of Compensation (Recipient)	Description and Method of Computation	Estimated Dollar Amount for Minimum Offering(1)	Estimated Dollar Amount for Maximum Offering(1)
Offering Stage			
Selling Commissions (our dealer manager)(2)	Generally, up to 3.0% of gross offering proceeds from the sale of shares of our common stock pursuant to our primary offering (all or a portion of which may be reallowed by our dealer manager to participating broker-dealers). No selling commissions are payable on shares of our common stock sold pursuant to the DRIP.	$60,000	$90,000,000
Dealer Manager Fee (our dealer manager)(2)	Generally, up to 3.0% of gross offering proceeds from the sale of shares of our common stock pursuant to the primary offering (all or a portion of which may be reallowed by our dealer manager to participating broker-dealers). No dealer manager fee is payable on shares of our common stock sold pursuant to the DRIP.	$20,000	$30,000,000
Other Organizational and Offering Expenses(3)	Our advisor will fund all of our organizational and offering expenses; however, our advisor intends to recoup such expenses through the Contingent Advisor Payment as part of our acquisition fees, as described below. Based on the experience of our co-sponsors and their affiliates, we anticipate that the other organizational and offering expenses will not exceed 1.0% of the gross offering proceeds for shares of our common stock sold pursuant to our primary offering. No other organizational and offering expenses will be paid with respect to shares of our common stock sold pursuant to the DRIP.	$—	$—
Acquisition and Development Stage			
Stockholder Servicing Fee (our dealer manager)	A quarterly fee that will accrue daily in an amount equal to 1/365th of 1.0% of the purchase price per share (or, once reported, the amount of our estimated NAV per share) of shares sold in our primary offering up to a maximum of 4.0% in the aggregate. We will cease paying the stockholder servicing fee with respect to the shares sold in this offering at the earliest of (i) the date at which the aggregate underwriting compensation from all sources equals 10.0% of the gross proceeds from the sale of shares in our primary offering (*i.e.*, excluding proceeds from sales pursuant to the DRIP); (ii) the fourth anniversary of the last day of the fiscal quarter in which our initial public offering (excluding the DRIP offering)	$80,000	$120,000,000

Type of Compensation (Recipient)	Description and Method of Computation	Estimated Dollar Amount for Minimum Offering(1)	Estimated Dollar Amount for Maximum Offering(1)
	terminates; (iii) the date that such share is redeemed or is no longer outstanding; and (iv) the occurrence of a merger, listing on a national securities exchange, or an extraordinary transaction. We cannot predict if or when this will occur. Our dealer manager may, in its discretion, reallow to participating broker-dealers all or a portion of the stockholder servicing fee for services that such participating broker-dealers perform in connection with the shares of our common stock.		
Acquisition Fee (our advisor or its affiliates) (4)(5)	Up to 4.50% of the contract purchase price, including any contingent or earn-out payments that may be paid, of each property we acquire or, with respect to any real estate-related investment we originate or acquire, up to 4.25% of the origination or acquisition price, including any contingent or earn-out payments that may be paid. The 4.50% or 4.25% acquisition fees consist of a 2.25% or 2.00% base acquisition fee for real estate and real estate-related acquisitions, respectively, and an additional 2.25% Contingent Advisor Payment. The Contingent Advisor Payment allows our advisor to recoup the portion of the dealer manager fee and other organizational and offering expenses funded by our advisor. Therefore, the amount of the Contingent Advisor Payment paid upon the closing of an acquisition shall not exceed the then outstanding amounts paid by our advisor for dealer manager fees and other organizational and offering expenses at the time of such closing. For these purposes, the amounts paid by our advisor and considered as "outstanding" will be reduced by the amount of the Contingent Advisor Payment previously paid. Notwithstanding the foregoing, the Contingent Advisor Payment Holdback of the initial $7.5 million of amounts paid by our advisor to fund the dealer manager fee and other organizational and offering expenses shall be retained by us until the later of the termination of our last public offering, or the third anniversary of the commencement date of this offering, at which time such amount shall be paid to our advisor or its affiliates. In connection with any subsequent public offering of shares of our common stock, the Contingent Advisor Payment Holdback may increase, based upon the maximum offering amount in such subsequent public offering and the amount sold in prior offerings. Our advisor or its affiliates will be entitled to receive these acquisition fees for properties and real estate-related investments acquired with funds raised in this offering, including acquisitions completed after the termination of the advisory agreement (including imputed leverage of 50.0% on funds raised	$83,000	$124,019,000 assuming no debt or $214,768,000 assuming leverage of 50.0% of the contract purchase price or $341,516,000 assuming leverage of 75.0% of the contract purchase price.

Type of Compensation (Recipient)	Description and Method of Computation	Estimated Dollar Amount for Minimum Offering(1)	Estimated Dollar Amount for Maximum Offering(1)
	in this offering), or funded with net proceeds from the sale of a property or real estate-related investment, subject to certain conditions. Our advisor may waive or defer all or a portion of the acquisition fee at any time and from time to time, in our advisor's sole discretion.		
Development Fee (our advisor or its affiliates)	In the event that our advisor or its affiliates provide development-related services, we may pay the respective party a development fee in an amount that is usual and customary for comparable services rendered for similar projects in the geographic market where the services are provided; however, we will not pay a development fee to our advisor or its affiliates if our advisor elects to receive an acquisition fee based on the cost of such development.	Actual amount is not determinable.	Actual amount is not determinable.
Reimbursement of Acquisition Expenses (our advisor or its affiliates)(5)	All expenses actually incurred related to selecting, evaluating and acquiring assets, which will be reimbursed regardless of whether an asset is acquired.	Actual amount depends upon the actual expenses incurred, and, therefore, cannot be determined at this time.	Actual amount depends upon the actual expenses incurred, and, therefore, cannot be determined at this time.
Operational Stage			
Asset Management Fee (our advisor or its affiliates)(6)	A monthly asset management fee equal to one-twelfth of 0.80% of the average invested assets. For such purposes, "average invested assets" means the average of the aggregate book value of our assets invested, directly or indirectly, in real estate properties and real estate-related investments, including equity interests in and loan receivables secured by real estate properties and real estate-related investments, before deducting depreciation, amortization, bad debt and other similar non-cash reserves, computed by taking the average of such values at the end of each month during the period of calculation. Subject to certain limitations, the asset management fee will be paid in cash or shares of our common stock at the election of our advisor.	Actual amount depends upon the average invested assets, and, therefore, cannot be determined at this time.	Actual amount depends upon the average invested assets, and, therefore, cannot be determined at this time.

Type of Compensation (Recipient)	Description and Method of Computation	Estimated Dollar Amount for Minimum Offering(1)	Estimated Dollar Amount for Maximum Offering(1)
• Subordinated Distribution in Redemption of Limited Partnership Units Upon Listing (payable only if the shares of our common stock are listed on a national securities exchange while Griffin-American Advisor is serving as our advisor)(9)(10)	Upon the listing of the shares of our common stock on a national securities exchange, in redemption of our advisor's limited partnership units, a distribution equal to 15.0% of the amount by which (1) the market value of our outstanding common stock at listing plus distributions paid prior to listing exceeds (2) the sum of the total amount of capital raised from stockholders (less amounts paid to repurchase shares of our common stock pursuant to our share repurchase plan) and the amount of cash equal to an annual 6.0% cumulative, non-compounded return to stockholders on the gross proceeds from the sale of shares of our common stock through the date of listing.	Actual amount depends upon the market value of our common stock at the time of listing, among other factors, and, therefore, cannot be determined at this time.	Actual amount depends upon the market value of our common stock at the time of listing, among other factors, and, therefore, cannot be determined at this time.

(1) The estimated dollar amounts for the minimum offering in the table assume the sale of $2,000,000 in shares of our common stock, and the estimated dollar amounts for the maximum offering in the table assume the sale of $3,000,000,000 in shares of our common stock. We reserve the right to reallocate the shares of common stock we are offering between our primary offering and the DRIP, and among classes of stock if we elect to offer additional classes in the future.

(2) This table assumes selling commissions in the amount of 3.0% of the gross offering proceeds for sales of shares of our common stock in the primary offering, which commissions may be reduced under certain circumstances. A dealer manager fee of up to 3.0% of the gross offering proceeds also will be paid with respect to sales of shares of our common stock, of which 2.0% of the gross offering proceeds will be funded by our advisor and the remaining 1.0% of the gross offering proceeds will be funded by us. Estimated dollar amounts paid for dealer manager fees in the table reflect the portion of the dealer manager fee to be paid by us. Therefore, assuming the minimum offering or maximum offering amount of shares are sold, we anticipate the estimated aggregate dollar amount to be paid pursuant to the dealer manager fee will be $60,000 and $90,000,000, respectively. Our dealer manager may, from time to time, enter into selected dealer agreements that provide for reduced selling commissions and an increased dealer manager fee, provided that in no event will the aggregate of the selling commissions and the dealer manager fee with respect to sales of such shares be greater than 6.0% of the gross offering proceeds for shares of our common stock sold pursuant to the primary offering. In addition, the amount of selling commissions we pay may be reduced in connection with certain categories of sales, such as sales for which a volume discount applies, sales of shares through investment advisors or banks acting as trustees or fiduciaries and sales of shares to our affiliates. See the "Plan of Distribution" section of this prospectus.

(3) Our advisor will fund all of our other organizational and offering expenses; however, our advisor intends to recoup such expenses through the Contingent Advisor Payment as part of our acquisition fees. Based on the experience of our co-sponsors and their affiliates, we anticipate that the other organizational and offering expenses will not exceed 1.0% of the gross offering proceeds for shares of our common stock sold pursuant to our primary offering. Therefore, assuming the minimum offering or maximum offering amount of shares are sold, we anticipate the estimated dollar amount of other organizational and offering expenses to be paid will be $20,000 and $30,000,000, respectively. Other organizational and offering expenses consist of, among other items, the cumulative cost of actual legal, accounting, printing and other accountable offering expenses, including, but not limited to, amounts for direct expenses of our advisor's employees and employees of its affiliates (other than our dealer manager and its employees and dual-employees) while engaged in registering and marketing shares of our common stock to be sold in this offering. Activities of our advisor include, but are not limited to, development of sales literature and presentations, participating in due diligence and coordinating generally the marketing process for this offering. All organizational and offering expenses, including selling commissions, dealer manager fees and stockholder servicing fees, will be capped at 15.0% of the gross proceeds of this offering.

(4) This estimate assumes the contract purchase price for our assets will be an amount equal to the estimated amount invested in assets in a maximum offering, and that all of the assets purchased are real properties. We have assumed that no financing is used to acquire future assets. However, as disclosed throughout this prospectus, we do expect to use leverage, which would result in higher fees paid to our advisor and its affiliates. Any portion of this fee may be deferred and paid in a subsequent year. Assuming a maximum leverage of 50.0% of our assets, the maximum acquisition fees would be approximately $214,768,000. Furthermore, under our charter, we have a limitation on borrowing that precludes us from borrowing in excess of 300% of our net assets without the approval of a majority of our independent directors. Generally speaking, the preceding calculation is expected to approximate 75.0% of the aggregate cost of our real estate and real estate-related investments before depreciation, amortization, bad debt and other similar non-cash reserves. Assuming, in addition to our other assumptions, a maximum leverage of 75.0% of the aggregate cost of our real estate and real estate-related investments before depreciation, amortization, bad debt and other similar non-cash reserves, the maximum acquisition fees would be approximately $341,516,000. The inclusion of the Contingent Advisor Payment in our acquisition fees will cause the aggregate acquisition fees we pay to exceed the prevailing market average for such fees in the non-traded REIT industry until such time as we are no longer obligated to pay our advisor the Contingent Advisor Payment. However, we believe that the aggregate of all fees and expenses we will pay to our advisor and its affiliates are near the prevailing market average for such aggregate fees and expenses. We will pay our advisor or its affiliates the acquisition fee upon the closing of a real estate acquisition or upon the funding or acquisition of a real estate-related investment. Our advisor may waive or defer all or a portion of the acquisition fee at any time and from time to time, in our advisor’s sole discretion.

(5) Acquisition expenses include any and all expenses actually incurred in connection with the selection, evaluation and acquisition of, and investment in real estate and real estate-related investments, including, but not limited to, legal fees and expenses, travel and communications expenses, cost of appraisals and surveys, nonrefundable option payments on property not acquired, accounting fees and expenses architectural, engineering and other property reports, environmental and asbestos audits, title insurance premiums and escrow fees, transfer taxes, and miscellaneous expenses related to the selection, evaluation and acquisition of properties. We estimate acquisition expenses to be 0.5% of the contract purchase price. We reimburse our advisor for acquisition expenses, whether or not the evaluated property is acquired. Our charter limits our ability to pay acquisition fees if the total of all acquisition fees and expenses, including any development fees and construction management fees paid to our advisor or affiliates of our advisor, and real estate commissions and other fees paid to third parties, is not reasonable or would exceed 6.0% of the contract purchase price of the property or real estate-related investment, or in the case of a loan, 6.0% of the funds advanced. Under our charter, a majority of our directors not interested in the transaction, including a majority of our independent directors not interested in the transaction, would have to approve any acquisition fees (or portion thereof) which would cause the total of all acquisition fees and expenses relating to a real property acquisition to exceed 6.0% of the purchase price.

(6) We will not reimburse our advisor at the end of any fiscal quarter operating expenses that, in the four consecutive fiscal quarters then ended, exceed the greater of (1) 2.0% of our average invested assets, or (2) 25.0% of our net income, which is defined as our total revenues less total expenses for any given period excluding reserves for depreciation, amortization, bad debt and other similar non-cash reserves, unless our independent directors have determined that such excess expenses were justified based on unusual and nonrecurring factors. “Average invested assets” means, for such period, the average monthly book value of our assets invested directly or indirectly in real estate properties and real estate-related investments, including equity interests in and loan receivables secured by real estate properties and real estate-related investments, during the 12-month period before deducting depreciation, amortization, bad debt and other similar non-cash reserves, computed by taking the average of such values at the end of each month during such period. “Total operating expenses” means all costs and expenses incurred by us, as determined under GAAP, that are in any way related to our operation or our business, including fees paid to the advisor, but excluding: (a) the expenses of raising capital such as organizational and offering expenses, legal, audit, accounting, underwriting, brokerage, registration and other fees, printing and other such expenses and taxes incurred in connection with the issuance, distribution, transfer and registration of shares of our common stock; (b) interest payments; (c) taxes; (d) non-cash expenditures such as depreciation, amortization and bad debt reserves; (e) reasonable incentive fees based on the gain in the sale of our assets; (f) acquisition fees and expenses (including expenses relating to potential acquisitions that we do not close); (g) disposition fees on the sale of real estate; and (h) other fees and expenses connected with the acquisition, disposition, management and ownership of real estate property, mortgage loans or other real estate property (including the costs of foreclosure, insurance premiums, legal services, maintenance, repair and improvement of real estate).

PLAN OF DISTRIBUTION

General

We are offering a maximum of $3,150,000,000 in Class T shares of our common stock to the public through Griffin Securities, our dealer manager, a registered broker-dealer affiliated with our advisor. Of this amount, $3,000,000,000 in shares of our common stock are allocated to be offered pursuant to the primary offering and $150,000,000 in shares of our common stock are allocated to be offered pursuant to the DRIP. Prior to the conclusion of this offering, if any of the shares of our common stock initially allocated to the DRIP remain after meeting anticipated obligations pursuant to the DRIP, we may decide to sell some or all of such shares of our common stock to the public pursuant to the primary offering. Similarly, prior to the conclusion of this offering, if the shares of our common stock initially allocated to the DRIP have been purchased and we anticipate additional demand for shares of our common stock pursuant to the DRIP, we may choose to reallocate some or all of the shares of our common stock allocated to be offered pursuant to the primary offering to the DRIP. In addition, we reserve the right to reallocate shares among classes of stock if we elect to offer additional classes in the future. The shares of our common stock in the primary offering are being offered for $10.00 per share. Shares of our common stock sold pursuant to the DRIP will be offered during this offering for 95.0% of the per share primary offering price, or $9.50 per share assuming a $10.00 per share primary offering price.

We may sell shares of our common stock in this offering until the earlier of the date on which the maximum offering amount has been sold, or __________________, 2018; provided however, that our board of directors may extend this offering for an additional year or as otherwise permitted under applicable law, or we may extend this offering with respect to shares of our common stock offered pursuant to the DRIP. We also reserve the right to terminate this offering at any time.

Determination of Offering Price

This is a fixed price offering, which means that the price for shares of our common stock in the offering is fixed and does not vary based on the underlying value of our assets at any particular time. Our board of directors arbitrarily determined the offering price in its sole discretion and is ultimately and solely responsible for establishing the fixed offering price for shares of our common stock in this offering. We do not currently intend to adjust the fixed offering price for shares of our common stock in the future; however, we expect to disclose an estimated per share value of our shares no later than 150 days following the second anniversary of the date on which we break escrow in this offering, and if we provide an estimated NAV per share prior to the conclusion of this offering, our board of directors may determine to modify the offering price to reflect the estimated NAV per share. Notwithstanding the foregoing, our board of directors may, in its discretion from time to time, further change the primary offering price per share and, accordingly, the number of shares being offered in this offering. Any such change in the primary offering price will be made through a prospectus supplement or a post-effective amendment to the registration statement of which this prospectus is a part. We cannot assure you that our primary offering price will increase or that it will not decrease during this offering or in connection with any future offering of shares.

Dealer Manager and Participating Broker-Dealer Compensation and Terms

Griffin Securities is our dealer manager for this offering on a “best efforts” basis, which generally means that our dealer manager is required to use only its best efforts to sell the shares of our common stock and it has no firm commitment or obligation to purchase any of the shares of our common stock. Our dealer manager may authorize certain other broker-dealers that are members of FINRA, which we refer to as participating broker-dealers, to sell shares of our common stock. In addition, we may sell shares of our common stock through non-registered investment advisory representatives that are affiliated with FINRA-registered broker-dealers. Except as provided below, we generally will pay to our dealer manager selling commissions of up to 3.0% of the gross offering proceeds for shares of our common stock sold in our primary offering, all or a portion of which may be reallowed by our dealer manager to participating broker-dealers. We also generally will pay to our dealer manager a dealer manager fee of up to 3.0% of the gross offering proceeds from the sale of shares of our common stock pursuant to the primary offering, all or a portion of which may be reallowed by our dealer manager to participating broker-dealers. 2.0% of the gross offering proceeds payable pursuant to the dealer manager fee will be funded by our advisor and the remaining 1.0% of the gross offering proceeds payable pursuant to the dealer manager fee will be funded by us. Our dealer manager also will receive a quarterly stockholder servicing fee for shares of our common stock that will accrue daily in the amount of 1/365th of 1.0% of the purchase price per share of shares of our common stock sold in our primary offering. We will pay the stockholder servicing fee from our cash flows from operations or, if our cash flows from operations are not sufficient to pay the stockholder servicing fee, from borrowings in anticipation of future cash flows. No selling commissions, dealer manager fee, stockholder servicing fees or other organizational and offering expenses will be paid with respect to shares of our common stock sold pursuant to the DRIP. We will not pay referral or similar fees to any accountants, attorneys or other persons in connection with the distribution of shares of our common stock.

(3) With respect to the dealer manager fee, our advisor will pay 2.0% of the gross offering proceeds due at the time of the sale of shares, and we will pay the remaining 1.0% of the gross offering proceeds due at the time of the sale of shares. From the dealer manager fee, our dealer manager will pay for broker-dealer expense reimbursement. This reimbursement includes base salaries and bonuses paid to wholesalers employed by our dealer manager; travel, lodging and meal costs of participating broker-dealers and their registered representatives who attend training and education meetings sponsored by our dealer manager; a portion of the other costs of such training and education meetings sponsored by our dealer manager; and other business and business entertainment expenses.

As required by the rules of FINRA, total underwriting compensation, including but not limited to expense reimbursements and non-cash compensation, will not exceed 10.0% of our gross offering proceeds. FINRA and certain states also limit our total organizational and offering expenses to 15.0% of gross offering proceeds.

We and our affiliates also may provide permissible forms of non-cash compensation to registered representatives of our dealer manager and the participating broker-dealers. In no event will such items exceed an aggregate value of $100 per annum per participating salesperson, or be pre-conditioned upon the achievement of a sales target. The value of such items will be considered underwriting compensation in connection with this offering.

Our advisor will fund all of our other organizational and offering expenses; however, our advisor intends to recoup such expenses through the Contingent Advisor Payment as part of our acquisition fees. Based on the experience of our co-sponsors and their affiliates, we anticipate that the other organizational and offering expenses will not exceed 1.0% of the gross offering proceeds for shares of our common stock sold pursuant to our primary offering. Other organizational and offering expenses consist of, among other items, the cumulative cost of actual legal, accounting, printing and other accountable offering expenses, including, but not limited to, amounts for direct expenses of our advisor's employees and employees of its affiliates (other than our dealer manager and its employees and dual-employees) while engaged in registering and marketing shares of our common stock to be sold in this offering. Activities of our advisor include, but are not limited to, development of sales literature and presentations, participating in due diligence and coordinating generally the marketing process for this offering. All organizational and offering expenses, including selling commissions, dealer manager fees and stockholder servicing fees, will be capped at 15.0% of the gross proceeds of this offering. No organizational and offering expenses will be paid with respect to shares of our common stock sold pursuant to the DRIP.

We have agreed to indemnify the participating broker-dealers and our dealer manager against liabilities, including liabilities under the Securities Act of 1933, as amended, that arise out of breaches by us of the dealer manager agreement between us and our dealer manager or material misstatements and omissions contained in this prospectus, other sales material used in connection with this offering or filings made to qualify this offering with individual states. See the "Management of Our Company — Limited Liability and Indemnification of Directors, Officers and Others" section of this prospectus for a discussion of conditions that must be met for participating broker-dealers or our dealer manager to be indemnified by us for liabilities arising out of state or federal securities laws.

The participating broker-dealers are not obligated to obtain any subscriptions on our behalf, and we cannot assure you that any shares of our common stock will be sold.

Our executive officers and directors, as well as officers and employees of our advisor and its affiliates and their respective family members (including spouses, parents, grandparents, children and siblings), may purchase shares of our common stock in this offering at a discount. We expect that a limited number of shares of our common stock will be sold to those individuals. However, except for the share ownership limitations contained in our charter, there is no limit on the number of shares of our common stock that may be sold to those individuals at this discount. The purchase price for such shares of our common stock will be as low as approximately $9.60 per share of our common stock, reflecting the fact that selling commissions and the dealer manager fees in the aggregate amount of approximately $0.40 per share of our common stock will not be payable by the investor in connection with such sales. In addition, no dealer manager fees (including the portion of such dealer manager fees funded by our advisor) or stockholder servicing fees will be paid with respect to such sales of our common stock. The net proceeds to us from such sales will not be affected by such sales of shares at a discount. Our advisor and its affiliates have agreed to hold their shares of our common stock purchased as stockholders for investment and not with a view towards distribution. Shares of our common stock purchased by our executive officers, directors, our advisor or its affiliates will be included for purposes of determining whether we have received subscriptions for the minimum offering of $2,000,000 in shares of our common stock required to be sold in this offering.

We may also sell shares of our common stock for $9.70 per share, at a discount to the primary offering price of $10.00 per share, in the event that the investor: (1) purchases shares through fee-based programs, also known as wrap accounts; (2) purchases shares through participating broker-dealers that have alternative fee arrangements with their clients; (3) purchases shares through certain registered investment advisers (except where an investor has a contract for financial planning services

Arrangements, which clarified that debt issuance costs associated with line of credit arrangements may continue to be presented as an asset, regardless of whether there are any outstanding borrowings on the line of credit arrangement. The application of ASU 2015-03 requires retrospective adjustment of all prior periods presented. ASU 2015-03 is effective for interim and annual reporting periods beginning after December 15, 2015 with early adoption permitted. We do not believe the adoption of ASU 2015-03 on January 1, 2016 will have a material impact on our consolidated financial statements.

In September 2015, the FASB issued ASU 2015-16, *Simplifying the Accounting for Measurement-Period Adjustments,* or ASU 2015-16, which eliminates the requirement to restate prior period financial statements for measurement period adjustments in a business combination. The cumulative effect of a measurement period adjustment as a result of a change in the provisional amounts, calculated as if the accounting had been completed as of the acquisition date, is required to be recorded in the reporting period in which the adjustment amount is determined, rather than retrospectively. Further, ASU 2015-16 requires that the acquirer present separately on the face of the income statement, or disclose in the notes, the portion of the amount recorded in the current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. ASU 2015-16 is effective for interim and annual reporting periods beginning after December 15, 2015 and should be applied prospectively to adjustments to provisional amounts that occur after the effective date. Early adoption is permitted for financial statements that have not yet been made available for issuance. We have not determined the impact the adoption of ASU 2015-16 on January 1, 2016 will have on our consolidated financial statements.

3. Commitments and Contingencies

Litigation

We are not presently subject to any material litigation nor, to our knowledge, is any material litigation threatened against us, which if determined unfavorably to us, would have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Other Organizational and Offering Expenses

Our other organizational and offering expenses, other than selling commissions and the 1.0% dealer manager fee funded by us, are being paid by our advisor or its affiliates. Other organizational and offering expenses include all expenses (other than selling commissions and the dealer manager fee) to be paid in connection with our offering. We anticipate that our other organizational and offering expenses will not exceed 1.0% of the gross offering proceeds for shares of our common stock sold pursuant to our primary offering. As of July 24, 2015 and September 30, 2015, our advisor and its affiliates have incurred offering expenses of approximately $790,000 and $1,363,000, respectively. These offering expenses are not recorded in our accompanying consolidated balance sheets because such costs are not our liability until we reach the minimum offering proceeds. Our advisor and its affiliates intend to recoup such offering expenses through the payment by us of a contingent advisor payment upon closing of acquisitions. When recorded by us, other organizational expenses will be expensed as incurred, and offering expenses will be charged to stockholder's equity.

4. Equity

Preferred Stock

Our charter authorizes us to issue 200,000,000 shares of our $0.01 par value per share preferred stock. As of July 24, 2015 and September 30, 2015, no shares of preferred stock were issued and outstanding.

Common Stock

We intend to offer and sell to the public up to $3,000,000,000 in shares of our common stock in our primary offering at a price of $10.00 per share. We are also offering up to $150,000,000 in shares of our common stock pursuant to the DRIP at a purchase price during our offering of 95.0% of the primary offering price per share, or $9.50 assuming a $10.00 per share primary offering price. We reserve the right to reallocate the shares offered between the primary offering and the DRIP, and among classes of stock if we elect to offer additional classes in the future.

On February 6, 2015, our advisor purchased 22,222 shares of our common stock for total cash consideration of $200,000 and was admitted as our initial stockholder. We used the proceeds from the sale of shares of our common stock to our advisor to make an initial capital contribution to our operating partnership. Effective as of July 23, 2015, we effected a reverse stock split,